Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Extendicare Inc.

We hereby consent to (i) the incorporation by reference in Form 40-F of our auditors’ report dated February 21, 2005, with respect to the consolidated balance sheets of Extendicare Inc. as at December 31, 2004 and 2003, and the consolidated statements of earnings, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004 which report appears in the 2004 Annual Report to Shareholders of Extendicare Inc; and (ii) the inclusion of Comments by Shareholders’ Auditors for U.S. Readers on Canada – U.S. Reporting Differences dated February 21, 2005 which is included in Form 40-F.

We also consent to the incorporation by reference to such report dated February 21, 2005 in the Registration Statements on Form S-8 (Nos. 333-5504) of Extendicare Inc.

/s/ KPMG llp
Chartered Accountants

Toronto, Canada
March 28, 2005